SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
October 14, 2008
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-145983.

SIGNATURES

This Report on Form 6-K contains a press release of Qimonda AG, dated October 13, 2008 announcing global restructuring and cost reduction program and is hereby incorporated by reference into our Registration Statement on Form F-3, Registration No. 333-145983.

News Release — Presseinformation
Qimonda Announces Global Restructuring Program and Agrees to Sell Its Stake in Inotera Memories to Micron Technology
Munich, Germany — October 13, 2008 — Qimonda AG (NYSE: QI) announced today a global restructuring and cost reduction program. The program is intended to reposition Qimonda in the market and substantially increase its efficiencies through a wide-ranging realignment of its business. As a part of this program, Qimonda also announced today that it has reached an agreement with Micron Technology, Inc. to sell its 35.6 percent stake in Inotera Memories Inc., its joint venture with Nanya Technology Corporation, to Micron.
Under the terms of the agreement, Micron has agreed to purchase Qimonda’s shares in Inotera for US$ 400 million in cash (approximately Euro 296 million) in two instalments. Qimonda will receive US$ 200 million for about one-half its holding in about one week, by which time Qimonda expects receipt of the governmental approvals and satisfaction of the other customary closing conditions necessary for this step, and the remaining US$ 200 million for the second half once the remainder of the conditions to the final closing of the transaction have been satisfied. According to the agreement, Qimonda’s share of Inotera’s capacity will be ramped down over the eight months following the closing. Qimonda expects to record a one time book loss on its investment in Inotera of approximately Euro 300 million as a result of the transaction. Citigroup Global Markets Limited acted as exclusive financial advisor to Qimonda in connection with the transaction.
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 2 of 4 October 13, 2008
“Qimonda has been engaged in an ongoing review of its business over the last several months. The severity of the current downturn in the DRAM industry and its consequences for our financial situation has led us to redefine our operating model. As such, Qimonda is executing a strategic plan to transform the company, becoming leaner and more focused,” said Kin Wah Loh, Chief Executive Officer of Qimonda AG. “The sale of our stake in Inotera is a key step in Qimonda’s restructuring, helping to give us a cash influx and sharpening our focus. Going forward, we plan to concentrate our efforts on selected market segments where we can best leverage our innovative technologies. We will rationalize our manufacturing footprint and streamline our operational and personnel structures. We expect these measures to improve our competitive position and to provide additional strategic opportunities for our company.”
Qimonda intends to focus on its core competencies in technology and product development by concentrating on infrastructure and graphics products on the basis of its new buried wordline technology in 300mm manufacturing facilities.
Consequently the following major structural measures will be implemented:
•	Qimonda plans to ramp down manufacturing at its 200mm facility in Richmond, USA by January 2009. This will complete Qimonda’s exit from 200mm production.

•	The backend component and module manufacturing in Dresden, Germany is planned to be shut down by end of March 2009.
In addition to these structural measures, the company will reduce its R&D and administrative expenses and its headcount, mainly in Munich, Dresden and Raleigh, to reflect the focused product portfolio and reduced production capacities.
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 3 of 4 October 13, 2008
These moves will affect approximately 3,000 employees globally. Qimonda expects the restructuring program to result in approximately Euro 450 million of annualized cost savings once it has been fully implemented. Management expects to have implemented the changes by the end of the third quarter of its financial year 2009. Qimonda expects to incur restructuring charges of about Euro 50 million in the next financial quarter in connection with the program, with the potential for additional charges in the two subsequent quarters that will be determined following negotiations with the works councils.
With the sale of the Inotera stake and the restructuring program, Qimonda has taken the first critical steps towards the new strategic direction that is necessary in these most challenging industry conditions. It continues to seek financial or strategic partnerships that can assist it in completing the process it has set in motion through the transaction and restructuring initiatives announced today. Qimonda may or may not be successful in these efforts. This process may also be supported by the ongoing efforts of Infineon Technologies AG, if successful, to dispose of its stake in Qimonda. Infineon, which currently owns approximately 77.5% of Qimonda’s shares, issued a related announcement earlier today.
Press Conference Call
Qimonda will host a press conference call today at 10:00am CET. The dial-in phone number for participation is +49 (0)69 40359 684.
Analysts Conference Call
The company will host a conference call today at 7:45am EST, 4:45am PST, 12:45pm GMT, and 1:45pm CET. An audio webcast replay will be available for a limited time on the company’s
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 4 of 4 October 13, 2008
web site. An audio replay of the conference call will also be available at phone number +1 718 354 1112 (US), +44 (0)20 7806 1970 (UK), +49 (0)69 22222 0418 (Germany), +81 (0)3 3570 8212 (Japan), pass code: 4226943#, beginning at 9:45am EST today and continuing until 5:59pm EST on October 16, 2008.
About Qimonda
Qimonda AG (NYSE: QI) is a leading global memory supplier with a broad diversified DRAM product portfolio. The company generated net sales of Euro 3.61 billion in financial year 2007 and had approximately 13,500 employees worldwide. Qimonda has access to four 300mm manufacturing sites on three continents and operates six major R&D facilities. The company provides DRAM products for a wide variety of applications, including in the computing, infrastructure, graphics, mobile and consumer areas, using its power saving technologies and designs. Further information is available at www.qimonda.com.
Disclaimer
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and speak only as of the date they are made. We undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned investments and repositioning efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results, or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our most recent Annual Report on Form 20-F which is available without charge on our website and at www.sec.gov.
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: October 14, 2008	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Thomas J. Seifert
Thomas J. Seifert
Chief Operating Officer, Chief Financial Officer and Member of the Management Board